Alliance Recovery Corporation
390-1285 North Telegraph Road
Monroe, MI 48162

September 27, 2007

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, NW
Washington, D.C. 20549

Re:          Alliance Recovery Corporation
Amendment No. 3 to Registration Statement on Form SB-2
Filed September 17, 2007
File No. 333-144976

Dear Ms. Kim:

We are in receipt of your comment letter dated September 25, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Selling Security Holders, page 9

1.
We note your response to comment 1 in our letter dated September 13, 2007; however, we reissue our previous comment because it appears that Consulting may not receive these additional shares of the contract may be terminated with 30 days notice.

We have amended the Consulting Agreement entered into with Global Consulting Group, Inc., on September 27, 2007 and will only compensate Global Consulting Group, Inc. 333,334 shares of our common stock for the term of the Agreement.  The issuance is not based on the prevailing bid price of our common stock nor will the number of shares issued to Global Consulting Group, Inc. change whatsoever.  To satisfy the terms of the Amended Consulting Agreement, we issued 333,334 shares of our common stock to Global Consulting Group, Inc.  As such, we plan to revise the registration statement to reflect the share issuance and the Amended Consulting Agreement.

Finally, the Company acknowledges the following:

-should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLIANCE RECOVERY CORPORATION

By:  /s/ Peter Vaisler
       PETER VAISLER
       Chief Executive Officer and President